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                                                                  Exhibit (a)(2)



NEWS RELEASE                                    [Howmet International Inc. Logo]

For:
         HOWMET INTERNATIONAL INC.
         475 Steamboat Road
         Greenwich, CT 06830-7144
         Contact:  Roland Paul
                         203-625-8770 Tel


Release date:  1 May 2000

         HOWMET INDEPENDENT DIRECTORS COMMITTEE REJECTS ALCOA $20 OFFER

Greenwich, Connecticut - Howmet International Inc. (NYSE:HWM) (www.howmet.com) announced today that its Independent Directors Committee has determined that Alcoa Inc.'s tender offer commenced on April 18, 2000 to acquire shares of Howmet for $20 per share is inadequate and not in the best interests of Howmet's public shareholders. Howmet's Schedule 14D-9, being filed today, will include the recommendation of the Independent Directors Committee, on behalf of Howmet, that Howmet shareholders reject Alcoa's offer and not tender their shares to Alcoa.

Alcoa's tender offer to acquire all of the outstanding Howmet shares is conditioned, among other things, on (1) the tender of a majority of the publicly held Howmet shares and (2) Alcoa's purchase of Cordant Technologies Inc. shares in its separate tender offer for that company. Cordant Technologies Inc. owns
84.6 percent of the outstanding shares of Howmet International common stock.

Headquartered in Greenwich, Connecticut, Howmet is the world's largest manufacturer of precision castings, primarily for jet aircraft and industrial gas turbine engines. Howmet and its subsidiaries operate 29 production facilities in the United States, Canada, France, the United Kingdom and Japan.